UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33060 / March 28, 2018

_____

In the Matter of   :
                                                                    :
TRIPLEPOINT VENTURE GROWTH BDC CORP.   :
TPVG VARIABLE FUNDING COMPANY LLC   :
TPVG INVESTMENT LLC   :
TPVG ADVISERS LLC   :
TRIPLEPOINT CAPITAL LLC   :
TRIPLEPOINT FINANCIAL LLC   :
TPF FUNDING 1 LLC   :
TRIPLEPOINT VENTURES 5 LLC   :
TPC CREDIT PARTNERS 3 LLC   :
                                                                    :
                                                                    :
2755 Sand Hill Road, Suite 150   :
Menlo Park, CA 94025   :
                                                                    :
                                                                    :
(812-14773)   :
                                                                    :
_____

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TriplePoint Venture Growth BDC Corp., TPVG Variable Funding Company LLC, TPVG
Investment LLC, TPVG Advisers LLC, TriplePoint Capital LLC, TriplePoint Financial LLC,
TPF Funding 1 LLC, TriplePoint Ventures 5 LLC, and TPC Credit Partners 3 LLC filed an
application on May 10, 2017, and amendments to the application on November 8, 2017, and
March 6, 2018, requesting an order under sections 17(d) and 57(i) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The
order would permit a business development company and certain closed end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with affiliated investment funds and accounts.

On February 28, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 33037). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary